August 12, 2024

Jason K. Garland
Chief Financial Officer
Repligen Corp
41 Seyon Street
Bldg. 1, Suite 100
Waltham , MA 02453

        Re: Repligen Corp
            Form 10-K for the fiscal year ended December 31, 2023
            Filed February 22, 2024
            File No. 000-14656
Dear Jason K. Garland:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences